Long-Term Performance & Daily Prices

Standardized Returns

as of March 31, 2007 (updated quarterly)

Dodge & Cox Fund/Comparative Index	1 Year	3 Years	5 Years	10 Years	20 Years
Stock Fund	14.52%	14.39%	12.14%	14.15%	13.86%
S&P 500 Index	11.84%	10.05%	6.26%	8.20%	10.76%
International Stock Fund	22.31%	24.50%	20.16%	NA †	NA	†
MSCI EAFE Index	20.21%	19.83%	15.78%	NA †	NA	†
Balanced Fund	11.73%	10.33%	10.31%	11.84%	11.81%
Combined Index	9.76%	7.38%	6.14%	7.84%	9.67%
Income Fund	6.72%	3.48%	5.58%	6.75%	NA	‡
LBAG Index	6.58%	3.31%	5.35%	6.46%	NA	‡

†

The International Stock Fund’s inception date was May 1, 2001. The annualized total return since the Fund’s inception through March 31, 2007 (5.92 years) was 16.81%. The MSCI EAFE’s total return was 10.24% over the same period. Expense reimbursements were paid by Dodge & Cox from the Fund’s inception through June 30, 2003 to maintain operating expenses at 0.90%. Accordingly, without the expense reimbursements, the Fund’s returns prior to June 30, 2003 would have been lower.

‡

The Income Fund’s inception date was January 3, 1989. The annualized total return since the Income Fund’s inception through March 31, 2007 (18.25 years) was 7.89%. The LBAG’s total return was 7.56% over the same period.

The S&P 500 and Lehman Brothers Aggregate Bond (LBAG) Index are widely recognized, unmanaged indices of common stock prices and U.S. dollar-denominated, investment-grade fixed-income securities, respectively. The Combined Index reflects an unmanaged portfolio of 60% of the S&P 500 and 40% of the LBAG. The Balanced Fund may, however, invest up to 75% of its total assets in stocks. The Morgan Stanley Capital International Europe, Australasia, Far East (MSCI EAFE) Index is a widely recognized benchmark of the world’s stock markets, excluding the United States. The Funds’ total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividend and/or interest income and, unlike Fund returns, do not reflect fees or expenses.

Mutual fund performance changes over time and currently may be significantly lower than stated. The Funds’ most recent performance can be found in the table above. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2007 Dodge & Cox®. All rights reserved.

10 Years of Historical Quarterly Returns	Standardized Returns

Stock Fund

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Annual	S&P 500 Index Annual
2007	1.71%
2006	5.30%	0.82%	4.81%	6.54%	18.54%	15.79%
2005	0.11%	0.58%	5.46%	3.01%	9.36%	4.92%
2004	4.96%	1.06%	-0.25%	12.64%	19.16%	10.86%
2003	-5.29%	16.59%	5.23%	13.88%	32.35%	28.67%
2002	4.89%	-6.22%	-15.84%	8.06%	-10.52%	-22.10%
2001	0.95%	7.30%	-10.23%	12.44%	9.33%	-11.86%
2000	0.26%	-2.23%	6.24%	11.66%	16.30%	-9.10%
1999	4.53%	16.64%	-8.39%	7.62%	20.20%	21.06%
1998	9.72%	-1.06%	-14.30%	13.26%	5.39%	28.57%

International Stock Fund

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Annual	MSCI EAFE Index Annual
2007	5.01%
2006	9.91%	1.20%	3.31%	11.40%	28.00%	26.35%
2005	1.80%	-0.06%	9.72%	4.60%	16.74%	13.54%
2004	7.71%	2.17%	3.64%	16.14%	32.46%	20.24%
2003	-11.70%	22.64%	18.46%	16.49%	49.42%	38.57%
2002	7.71%	-5.04%	-22.77%	10.00%	-13.11%	-15.94%
2001	N/A	N/A	-16.06%	13.93%	*	-14.88%*

*	International Stock Fund began operations on 5/1/2001. For the period 5/1/2001 through 12/31/2001 the Fund returned -7.09%. The MSCI EAFE’s total return was -14.88% over the same period.

Balanced Fund

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Annual	Combined Index Annual
2007	1.62%
2006	3.54%	0.53%	4.26%	4.90%	13.84%	11.11%
2005	-0.10%	1.06%	3.41%	2.08%	6.59%	4.00%
2004	4.03%	0.27%	0.47%	8.12%	13.31%	8.27%
2003	-2.86%	12.32%	3.78%	9.88%	24.44%	18.45%
2002	3.28%	-2.93%	-8.94%	6.33%	-2.94%	-9.79%
2001	1.96%	5.19%	-5.22%	8.27%	10.06%	-3.71%
2000	1.25%	-1.14%	5.22%	9.33%	15.13%	-0.98%
1999	2.82%	9.92%	-5.28%	4.70%	12.06%	12.00%
1998	6.55%	0.23%	-7.93%	8.51%	6.70%	20.99%

Income Fund

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Annual	LBAG Index Annual
2007	1.43%
2006	0.08%	0.00%	3.43%	1.72%	5.30%	4.33%
2005	-0.47%	2.14%	-0.24%	0.55%	1.98%	2.43%
2004	1.86%	-2.07%	2.69%	1.17%	3.64%	4.34%
2003	1.42%	2.82%	0.54%	1.08%	5.97%	4.11%
2002	0.98%	3.12%	3.81%	2.46%	10.75%	10.27%
2001	3.82%	1.32%	4.24%	0.61%	10.32%	8.42%
2000	2.11%	1.32%	2.72%	4.17%	10.70%	11.63%
1999	-0.32%	-0.99%	0.43%	0.09%	-0.81%	-0.83%
1998	1.41%	2.41%	3.14%	0.90%	8.08%	8.67%

The S&P 500 and Lehman Brothers Aggregate Bond (LBAG) Index are widely recognized, unmanaged indices of common stock prices and U.S. dollar-denominated, investment-grade fixed-income securities, respectively. The Combined Index reflects an unmanaged portfolio of 60% of the S&P 500 and 40% of the LBAG. The Balanced Fund may, however, invest up to 75% of its total assets in stocks. The Morgan Stanley Capital International Europe, Australasia, Far East (MSCI EAFE) Index is a widely recognized benchmark of the world’s stock markets, excluding the United States. The Funds’ total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividend and/or interest income and, unlike Fund returns, do not reflect fees or expenses.

Mutual fund performance changes over time and currently may be significantly lower than stated. The Funds’ most recent performance is published online at each month’s end. Please visit Performance & Prices or call 800-621-3979 for current performance figures. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2007 Dodge & Cox®. All rights reserved.

Stock Fund Characteristics

Overview | Characteristics | Risks | Manager Biographies

Standardized Returns

as of March 31, 2007 (updated quarterly)

	1 Year	3 Years	5 Years	10 Years	20 Years
Stock Fund	14.52%	14.39%	12.14%	14.15%	13.86%
S&P 500 Index	11.84%	10.05%	6.26%	8.20%	10.76%

Fund Characteristics

as of December 31, 2006, unless otherwise noted (updated quarterly)

General Information
Net Asset Value Per Share	$153.46
Total Net Assets (billions)	$66.2
2006 Expense Ratio	0.52%
2006 Portfolio Turnover Rate	14%
30-Day SEC Yield(a)	1.26%
Fund Inception	1965

Asset Allocation

Portfolio Characteristics	Fund		S&P 500
Number of Stocks	85		500
Median Market Capitalization (billions)	$26		$13
Weighted Average Market Cap. (billions)	$77		$103
Price-to-Earnings Ratio(b)	15.5	x	15.3	x
Foreign Stocks(c) (% of Fund)	17.1%		0.0%

Ten Largest Holdings(d)	% of Fund
Comcast Corp. Class A	3.9
Hewlett-Packard Co.	3.7
News Corp. Class A	3.0
Time Warner, Inc.	2.8
Pfizer, Inc.	2.8
Wal-Mart Stores, Inc.	2.8
Chevron Corp.	2.7
Sanofi-Aventis ADR (France)	2.6
Sony Corp. ADR (Japan)	2.6
McDonald’s Corp.	2.5

Sector Diversification (%)	Fund	S&P 500
Consumer Discretionary	22.2	10.6
Information Technology	14.6	15.1
Health Care	14.5	12.0
Financials	13.9	22.3
Energy	9.0	10.0
Industrials	8.7	10.8
Materials	5.2	3.0
Consumer Staples	4.3	9.3
Telecommunication Services	2.1	3.5
Utilities	1.1	3.4

(a)	SEC Yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.

(b)	The Fund’s price-to-earnings (P/E) ratio is calculated using 12-month forward earnings estimates.

(c)	Foreign stocks are U.S. dollar-denominated.

(d)

The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

The Fund’s total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. The Standard & Poor’s 500 (S&P 500) is a broad-based unmanaged measure of common stocks. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses.

Mutual fund performance changes over time and currently may be significantly lower than stated. The Fund’s most recent performance can be found in Performances & Prices. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2007 Dodge & Cox®. All rights reserved.

International Stock Fund Characteristics

Overview | Characteristics | Risks | Manager Biographies

Standardized Returns

as of March 31, 2007 (updated quarterly)

	1 Year	3 Years	5 Years	10 Years		20 Years
International Stock Fund	22.31%	24.50%	20.16%	NA	†	NA	†
MSCI EAFE Index	20.21%	19.83%	15.78%	NA	†	NA	†

Fund Characteristics

as of December 31, 2006, unless otherwise noted (updated quarterly)

General Information
Net Asset Value Per Share	$43.66
Total Net Assets (billions)	$30.9
2006 Expense Ratio	0.66%
2006 Portfolio Turnover Rate	9%
30-Day SEC Yield(a)	1.37%
Fund Inception	5/1/2001

Asset Allocation

Portfolio Characteristics	Fund		MSCI EAFE
Number of Stocks	82		1,164
Median Market Capitalization (billions)	$15		$6
Weighted Average Market Cap. (billions)	$57		$58
Price-to-Earnings Ratio(b)	13.9	x	14.2	x
Countries Represented	21		22
Emerging Markets	14.9%		0.0%

Ten Largest Holdings(c)	% of Fund
Sanofi-Aventis (France)	3.3
Hitachi, Ltd. (Japan)	2.5
Credit Suisse Group (Switzerland)	2.5
News Corp. Class A (United States)	2.4
Matsushita Electric Industrial Co. Ltd. (Japan)	2.4
HSBC Holdings PLC (United Kingdom)	2.3
Nokia Oyj (Finland)	2.2
Tesco PLC (United Kingdom)	2.2
Infineon Technologies AG (Germany)	2.2
Royal Bank of Scotland Group PLC (United Kingdom)	2.1

Region Diversification (%)	Fund	MSCI EAFE
Europe (excluding U.K.)	34.7	45.3
Japan	20.5	22.6
United Kingdom	15.7	23.7
Latin America	7.8	0.0
Pacific (excluding Japan)	7.3	8.4
United States	4.3	0.0
Africa	1.8	0.0
Canada	1.4	0.0
Middle East	1.0	0.0

Sector Diversification (%)	Fund	MSCI EAFE
Financials	21.5	29.9
Consumer Discretionary	14.3	11.9
Information Technology	12.3	5.6
Materials	11.9	8.4
Energy	8.6	7.2
Industrials	8.1	11.1
Consumer Staples	7.5	7.8
Health Care	6.1	7.0
Telecommunication Services	3.5	5.5
Utilities	0.7	5.6

(a)	SEC Yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.

(b)	The Fund’s price-to-earnings (P/E) ratio is calculated using 12-month forward earnings estimates.

(c)

The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

The Fund’s total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable on these distributions. The Morgan Stanley Capital International Europe, Australasia, Far East Index (MSCI EAFE) is a widely recognized benchmark of the world’s stock markets, excluding the United States. Index returns include dividends and, unlike Fund returns, do not reflect fees or expenses.

Mutual fund performance changes over time and currently may be significantly lower than stated. The Fund’s most recent performance can be found in Performances & Prices. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold.

†

The International Stock Fund’s inception date was May 1, 2001. The annualized total return since the Fund’s inception through March 31, 2007 (5.92 years) was 16.81%. The MSCI EAFE’s total return was 10.24% over the same period. Expense reimbursements were paid by Dodge & Cox from the Fund’s inception through June 30, 2003 to maintain operating expenses at 0.90%. Accordingly, without the expense reimbursements, the Fund’s returns prior to June 30, 2003 would have been lower.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2007 Dodge & Cox®. All rights reserved.

Balanced Fund Characteristics

Overview | Characteristics | Risks | Manager Biographies

Standardized Returns

as of March 31, 2007 (updated quarterly)

	1 Year	3 Years	5 Years	10 Years	20 Years
Balanced Fund	11.73%	10.33%	10.31%	11.84%	11.81%
Combined Index(a)	9.76%	7.38%	6.14%	7.84%	9.67%

Fund Characteristics

as of December 31, 2006, unless otherwise noted (updated quarterly)

General Information
Net Asset Value Per Share	$87.08
Total Net Assets (billions)	$27.5
30-Day SEC Yield(b)	2.53%
2006 Expense Ratio	0.52%
2006 Portfolio Turnover Rate	20%
Fund Inception	1931

Asset Allocation

Stock Portfolio (64.2% of Fund)

Stock Characteristics	Fund
Number of Stocks	85
Median Market Capitalization (billions)	$26
Price-to-Earnings Ratio(c)	15.4	x
Foreign Stocks(d) (% of Fund)	11.3%

Five Largest Sectors	% of Fund
Consumer Discretionary	14.9
Information Technology	9.9
Health Care	9.7
Financials	9.5
Energy	6.1

Ten Largest Stocks(e)	% of Fund
Comcast Corp. Class A	2.6
Hewlett-Packard Co.	2.4
News Corp. Class A	2.0
Pfizer, Inc.	1.8
Chevron Corp.	1.8
Time Warner, Inc.	1.8
Wachovia Corp.	1.8
McDonald’s Corp.	1.8
Wal-Mart Stores, Inc.	1.7
Sanofi-Aventis ADR (France)	1.7

Fixed-Income Portfolio (30.7% of Fund)

Fixed-Income Characteristics	Fund
Number of Fixed-Income Securities	310
Average Maturity	6.1 Years
Effective Duration	3.8 Years

Credit Quality(f)	% of Fund
U.S. Gov’t. & Gov’t. Related	20.0
Aaa	0.0	(g)
Aa	0.9
A	1.8
Baa	4.6
Ba	1.6
B	1.1
Caa	0.7
Average Quality	Aa

Sector Diversification	% of Fund
U.S. Treasury & Government Related	6.0
Mortgage-Related Securities	14.1
Corporate	10.6

Five Largest Corporate Fixed-Income Issuers(e)	% of Fund
Ford Motor Credit Co.	0.9
Time Warner, Inc. (AOL Time Warner)	0.7
GMAC, LLC	0.7
HCA, Inc.	0.6
Xerox Corp.	0.6

(a)

The Combined Index reflects an unmanaged portfolio of 60% of the Standard & Poor’s 500 Index, which is a widely recognized, unmanaged index of common stock prices, and 40% of the Lehman Brothers Aggregate Bond (LBAG) Index, which is a widely recognized unmanaged index of U.S. dollar-denominated investment-grade fixed-income securities. The Fund may, however, invest up to 75% of its total assets in stocks.

(b)	SEC Yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.

(c)	The Fund’s price-to-earnings (P/E) ratio is calculated using 12-month forward earnings estimates.

(d)	Foreign stocks are U.S. dollar-denominated.

(e)

The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

(f)

Credit quality ratings are from Moody’s Investor Services. If no Moody’s rating is available, the Standard & Poor’s rating is reported. If unrated, the investment manager determines a comparable rating, which is included in the portfolio breakdown. In calculating average quality, the investment manager assigns ratings to U.S. Government and Government Related securities that are higher than the ratings assigned to securities rated Aaa. The credit quality of the investments in the portfolio does not apply to the stability or safety of the Fund or its shares.

(g)	Rounds to 0.0%.

The Fund’s total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses.

Mutual fund performance changes over time and currently may be significantly lower than stated. The Fund’s most recent performance can be found in Performances & Prices. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2007 Dodge & Cox®. All rights reserved.

Income Fund Characteristics

Overview | Characteristics | Risks | Manager Biographies

Standardized Returns

as of March 31, 2007 (updated quarterly)

	1 Year	3 Years	5 Years	10 Years	20 Years
Income Fund	6.72%	3.48%	5.58%	6.75%	NA	†
LBAG Index	6.58%	3.31%	5.35%	6.46%	NA	†

Fund Characteristics

as of December 31, 2006, unless otherwise noted (updated quarterly)

General Information
Net Asset Value Per Share	$12.57
Total Net Assets (billions)	$12.0
30-Day SEC Yield(a)	5.11%
2006 Expense Ratio	0.44%
2006 Portfolio Turnover Rate	30%
Fund Inception	1989

Asset Allocation

Portfolio Characteristics	Fund	LBAG
Number of Fixed-Income Securities	396	7,134
Average Maturity (years)	5.7	7.0
Effective Duration (years)	3.6	4.5

Five Largest Corporate Issuers(c)	% of Fund
Ford Motor Credit Co.	2.5
Time Warner, Inc. (AOL Time Warner)	2.2
GMAC, LLC	2.0
Xerox Corp.	1.8
HCA, Inc.	1.6

Credit Quality (%)(d)	Fund	LBAG
U.S. Government & Government Related	65.1	70.8
Aaa	1.1	8.1
Aa	2.5	5.0
A	5.3	8.7
Baa	13.0	7.4
Ba	4.6	0.0
B	3.3	0.0
Caa	1.6	0.0
Cash Equivalents	3.5	0.0
Average Quality	Aa	AA+

Sector Diversification (%)	Fund	LBAG
U.S. Treasury & Government Related	22.5	35.7
Mortgage-Related Securities	42.7	35.1
Asset-Backed Securities/CMBS(b)	0.7	6.1
Corporate	30.6	19.4
Non-Corporate Yankee	0.0	3.7
Cash Equivalents	3.5	0.0

Maturity Diversification (%)	Fund	LBAG
0-1 Years to Maturity	13.2	0.0
1-5	56.2	45.4
5-10	19.7	42.8
10-15	1.7	3.3
15-20	1.1	2.2
20-25	5.6	3.2
25 and Over	2.5	3.1

(a)	SEC Yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.

(b)	CMBS refers to commercial mortgage-backed securities, which are a component of the LBAG but not held by the Fund.

(c)

The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

(d)

The Fund’s credit quality ratings are from Moody’s Investor Services. If no Moody’s rating is available, the Standard & Poor’s rating is reported. If unrated, the investment manager determines a comparable rating, which is included in the portfolio breakdown. The LBAG’s credit quality ratings are from Lehman Brothers and reference Moody’s, Standard & Poor’s and Fitch ratings. In calculating average quality for the Fund, the investment manager assigns ratings to U.S. Government and Government Related securities that are higher than the ratings assigned to securities rated Aaa. Lehman Brothers’ methodology assigns the same ratings to these three categories of securities. The credit quality of the investments in the portfolio does not apply to the stability or safety of the Fund or its shares.

The Fund’s total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. The Lehman Brothers Aggregate Bond Index is an unmanaged index of investment-grade fixed income securities. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses.

Mutual fund performance changes over time and currently may be significantly lower than stated. The Fund’s most recent performance can be found in Performances & Prices. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold.

†

The Income Fund’s inception date was January 3, 1989. The annualized total return since the Fund’s inception through March 31, 2007 (18.25 years) was 7.89%. The Lehman Brothers Aggregate Bond Index’s (LBAG) total return was 7.56% over the same period.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2007 Dodge & Cox®. All rights reserved.